Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Fourth Quarter 2022 Earnings

MACAU, March 01, 2023 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Total operating revenues for the fourth quarter of 2022 were US$4.2 million, compared with total operating revenues of US$28.4 million in the fourth quarter of 2021. The change was primarily attributable to the heightened travel restrictions in Macau and mainland China related to COVID-19 during the quarter which led to a decrease in revenue from casino contract and lower non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$40.9 million and US$91.1 million for the fourth quarters of 2022 and 2021, respectively.

Studio City Casino’s rolling chip volume was US$251.4 million in the fourth quarter of 2022 versus US$474.4 million in the fourth quarter of 2021. The rolling chip win rate was 2.70% in the fourth quarter of 2022 versus 1.84% in the fourth quarter of 2021. The expected rolling chip win rate range is 2.85%- 3.15%.

Mass market table games drop decreased to US$113.5 million in the fourth quarter of 2022, compared with US$253.5 million in the fourth quarter of 2021. The mass market table games hold percentage was 27.1% in the fourth quarter of 2022, compared with 29.6% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$124.5 million, compared with US$262.4 million in the fourth quarter of 2021. The gaming machine win rate was 2.7% in the fourth quarter of 2022, compared with 2.8% in the fourth quarter of 2021.

Revenue from casino contract was negative US$12.5 million for the fourth quarter of 2022, compared with revenue from casino contract of US$4.1 million for the fourth quarter of 2021. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$53.4 million and US$87.0 million in the fourth quarters of 2022 and 2021, respectively.

Total non-gaming revenues at Studio City for the fourth quarter of 2022 were US$16.7 million, compared with US$24.3 million for the fourth quarter of 2021.

Operating loss for the fourth quarter of 2022 was US$70.0 million, compared with operating loss of US$45.0 million in the fourth quarter of 2021.

Studio City generated negative Adjusted EBITDA (1) of US$34.5 million in the fourth quarter of 2022, compared with negative Adjusted EBITDA of US$10.5 million in the fourth quarter of 2021. The change was mainly attributable to the decrease in revenue from casino contract and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2022 was US$85.4 million, compared with net loss attributable to Studio City International Holdings Limited of US$53.9 million in the fourth quarter of 2021. The net loss attributable to participation interest was US$8.0 million and US$10.6 million in the fourth quarters of 2022 and 2021, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2022 were US$23.6 million, which mainly included interest expenses of US$21.9 million, net of amounts capitalized.

Depreciation and amortization costs of US$31.6 million were recorded in the fourth quarter of 2022, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2022 referred to in Melco’s earnings release dated March 1, 2023 (“Melco’s earnings release”) is US$9.1 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2022 aggregated to US$509.7 million (December 31, 2021: US$499.4 million), including US$0.1 million of restricted cash (December 31, 2021: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the fourth quarter of 2022 was US$2.43 billion (December 31, 2021: US$2.09 billion).

Capital expenditures for the fourth quarter of 2022 were US$64.6 million.

Full Year Results

For the year ended December 31, 2022, Studio City International Holdings Limited reported total operating revenues of US$11.5 million, compared with US$106.9 million in the prior year. The decrease in total operating revenues was primarily attributable to the government mandated temporary casino closures in Macau in July and heightened travel restrictions in Macau and mainland China related to COVID-19 in 2022 which led to a decrease in revenue from casino contract and lower non-gaming revenues.

Operating loss for 2022 was US$277.2 million, compared with operating loss of US$191.6 million for 2021.

Studio City generated negative Adjusted EBITDA of US$140.8 million for the year ended December 31, 2022, compared with negative Adjusted EBITDA of US$56.5 million in 2021. The change in Adjusted EBITDA was mainly attributable to lower revenue from casino contract and non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for 2022 was US$326.5 million, compared with net loss attributable to Studio City International Holdings Limited of US$252.6 million for 2021. The net loss attributable to participation interest for 2022 was US$34.9 million and the net loss attributable to participation interest for 2021 was US$49.4 million.

Recent Developments

We expect Studio City Phase 2 to open in the second quarter of 2023. The first stage of opening is expected to include one of our hotel towers and the indoor water park, which is expected to be the largest of its kind in Asia. The second phase of opening is expected to be in the third quarter of 2023.

From January 8, 2023, travelers arriving in Macau from Mainland China, Hong Kong and Taiwan were no longer required to present negative nucleic acid tests, and thereby contributed to a 233% increase in Macau’s gross gaming revenue from MOP3.5 billion in December 2022 to MOP11.6 billion in January 2023 according to data reported by the Gaming Inspection and Coordination Bureau of Macau. In addition, from February 27, 2023, masks are not required in outdoor places. However, masks are still required on public transportation (except taxis) and in certain indoor areas, such as medical facilities and elderly homes. Requirement to wear masks has been waived in most private indoor areas by their operators or supervisory entities.

While quarantine-free travel within Greater China has resumed, the pace of recovery remains highly uncertain, and disruptions caused by the COVID-19 outbreak continue to have a material adverse impact on our operations, financial position and future prospects into the first quarter of 2023.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”,“target”,“aim”, “estimate”, “intend”,“plan”, “believe”,“potential”,“continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 31513765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Operating revenues:
Revenue from casino contract(3)	$(12,494)	$4,067	$(56,665)	$(1,455)
Rooms	4,349	7,975	17,915	38,749
Food and beverage	4,634	6,317	17,489	26,734
Entertainment	474	221	1,649	2,649
Services fee	5,674	5,413	21,889	24,906
Mall	1,389	3,999	7,189	13,683
Retail and other	211	389	2,082	1,602

Total operating revenues	4,237	28,381	11,548	106,868

Operating costs and expenses:
Costs related to casino contract(3)	(8,007)	(9,151)	(29,871)	(28,085)
Rooms	(2,643)	(2,848)	(11,119)	(12,176)
Food and beverage	(6,162)	(6,914)	(24,403)	(27,853)
Entertainment	(549)	(590)	(2,253)	(2,842)
Mall	(1,074)	(878)	(4,115)	(3,785)
Retail and other	(296)	(359)	(1,200)	(1,474)
General and administrative	(20,328)	(18,628)	(79,785)	(87,577)
Pre-opening costs	(1,532)	(245)	(3,263)	(984)
Amortization of land use right	(826)	(829)	(3,300)	(3,325)
Depreciation and amortization	(30,802)	(31,010)	(123,656)	(124,309)
Property charges and other	(2,009)	(1,902)	(5,799)	(6,031)

Total operating costs and expenses	(74,228)	(73,354)	(288,764)	(298,441)

Operating loss	(69,991)	(44,973)	(277,216)	(191,573)

Non-operating income (expenses):
Interest income	2,240	710	6,427	3,060
Interest expenses, net of amounts capitalized	(21,928)	(21,894)	(92,358)	(90,967)
Other financing costs	(106)	(105)	(417)	(419)
Foreign exchange (losses) gains, net	(4,012)	1,268	2,390	6,257
Other income	249	—	249	—
Loss on extinguishment of debt	—	—	—	(28,817)

Total non-operating expenses, net	(23,557)	(20,021)	(83,709)	(110,886)

Loss before income tax	(93,548)	(64,994)	(360,925)	(302,459)
Income tax credit (expense)	103	486	(382)	457

Net loss	(93,445)	(64,508)	(361,307)	(302,002)
Net loss attributable to participation interest	8,039	10,562	34,856	49,447

Net loss attributable to Studio City International Holdings Limited	$(85,406)	$(53,946)	$(326,451)	$(252,555)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.111)	$(0.146)	$(0.459)	$(0.682)

Diluted	$(0.111)	$(0.146)	$(0.461)	$(0.682)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.443)	$(0.583)	$(1.838)	$(2.728)

Diluted	$(0.443)	$(0.583)	$(1.846)	$(2.728)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	370,352,700	710,582,947	370,352,700

Diluted	770,352,700	370,352,700	783,094,707	370,352,700

(3)

As a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022, certain revenues and operating costs of the Company were previously captioned as i) revenue from provision of gaming related services and are now captioned as revenue from casino contract; and ii) costs for provision of gaming related services and are now captioned as costs related to casino contract.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$509,523	$499,289
Accounts receivable, net	263	247
Receivables from affiliated companies	221	15,697
Inventories	5,121	5,828
Prepaid expenses and other current assets	38,721	42,633

Total current assets	553,849	563,694

Property and equipment, net	2,868,064	2,556,040
Intangible assets, net	1,373	2,777
Long-term prepayments, deposits and other assets	48,325	69,624
Restricted cash	130	130
Operating lease right-of-use assets	13,136	14,588
Land use right, net	108,645	112,114

Total assets	$3,593,522	$3,318,967

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$501	$211
Accrued expenses and other current liabilities	165,688	201,405
Income tax payable	22	21
Payables to affiliated companies	81,178	53,093

Total current liabilities	247,389	254,730

Long-term debt, net	2,434,476	2,087,486
Other long-term liabilities	21,631	17,771
Deferred tax liabilities, net	382	—
Operating lease liabilities, non-current	13,499	14,797

Total liabilities	2,717,377	2,374,784

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 and 370,352,700 shares issued and outstanding, respectively	77	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,134,227
Accumulated other comprehensive losses	(11,671)	(6,136)
Accumulated losses	(1,665,166)	(1,338,715)

Total shareholders’ equity	800,606	789,420

Participation interest	75,539	154,763

Total shareholders’ equity and participation interest	876,145	944,183

Total liabilities, shareholders’ equity and participation interest	$3,593,522	$3,318,967

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(85,406)	$(53,946)	$(326,451)	$(252,555)
Pre-opening costs	1,532	245	3,263	984
Property charges and other	2,009	1,902	5,799	6,031
Loss on extinguishment of debt	—	—	—	28,817
Participation interest impact on adjustments	(305)	(352)	(1,017)	(5,867)

Adjusted net loss attributable to Studio City International Holdings Limited	$(82,170)	$(52,151)	$(318,406)	$(222,590)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.107)	$(0.141)	$(0.448)	$(0.601)

Diluted	$(0.107)	$(0.141)	$(0.450)	$(0.601)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.427)	$(0.563)	$(1.792)	$(2.404)

Diluted	$(0.427)	$(0.563)	$(1.799)	$(2.404)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	370,352,700	710,582,947	370,352,700

Diluted	770,352,700	370,352,700	783,094,707	370,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Operating loss	$(69,991)	$(44,973)	$(277,216)	$(191,573)
Pre-opening costs	1,532	245	3,263	984
Depreciation and amortization	31,628	31,839	126,956	127,634
Share-based compensation	361	438	361	438
Property charges and other	2,009	1,902	5,799	6,031

Adjusted EBITDA	$(34,461)	$(10,549)	$(140,837)	$(56,486)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(85,406)	$(53,946)	$(326,451)	$(252,555)
Net loss attributable to participation interest	(8,039)	(10,562)	(34,856)	(49,447)

Net loss	(93,445)	(64,508)	(361,307)	(302,002)
Income tax (credit) expense	(103)	(486)	382	(457)
Interest and other non-operating expenses, net	23,557	20,021	83,709	110,886
Property charges and other	2,009	1,902	5,799	6,031
Share-based compensation	361	438	361	438
Depreciation and amortization	31,628	31,839	126,956	127,634
Pre-opening costs	1,532	245	3,263	984

Adjusted EBITDA	$(34,461)	$(10,549)	$(140,837)	$(56,486)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Room Statistics(4):
Average daily rate (5)	$100	$131	$111	$123
Occupancy per available room	32%	39%	28%	51%
Revenue per available room (6)	$32	$52	$31	$62
Other Information(7):
Average number of table games	277	288	277	290
Average number of gaming machines	671	710	700	645
Table games win per unit per day (8)	$1,477	$3,162	$1,562	$3,306
Gaming machines win per unit per day (9)	$54	$113	$75	$129

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis